Rocketinfo, Inc.
701 Fifth Avenue, Suite 4200
Seattle, WA 98104

December 2, 2008

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Telephone: (202)551-3730

Re:   Rocketinfo, Inc.
      Form 10-KSB for the Year Ended December 31, 2007
      Filed April 16, 2008
      File No. 000-26373

Dear Mr. Krikorian:

We hereby acknowledge that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do
not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

ROCKETINFO, INC.


By: /s/Philip Graves
    ----------------------
    Philip Graves
    Chief Executive Officer